Exhibit 19.1

Arqit Quantum Inc.

INSIDER TRADING POLICY

This document sets forth the Insider Trading Policy (the “Policy”) of Arqit Quantum Inc. and its direct and indirect subsidiaries (collectively, “Arqit”). The Policy establishes the policies and procedures that govern trading by Arqit personnel in Arqit securities. The securities of any other company about which such personnel learns material, nonpublic information in the course of performing his or her duties for Arqit are also covered by this Policy (expect for Section 4 through 7 which are specific to Arqit).

The Policy has been adopted by Arqit to fulfill its responsibilities as a public company under U.S. federal securities laws to prevent insider trading and to help its personnel avoid the severe consequences associated with violations of the insider trading laws. The Policy is intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Arqit. Should you have any questions regarding this Policy, please contact the Arqit’s Compliance Officer (the “Compliance Officer”).

It is important that all Arqit personnel review the Policy carefully. Noncompliance with the Policy is grounds for disciplinary action, including and up to immediate termination. Failure to comply with the policies and procedures set forth below also can result in a serious violation of the U.S. federal securities laws by the person trading, leading to potential civil and criminal penalties on that person.

1.Scope of Policy

All directors, officers and other employees of Arqit, and all contractors who devote all or substantially all of their time to Arqit, are subject to the prohibitions set forth in this Insider Trading Policy. Additionally, if designated by the Compliance Officer (1) all directors, officers and other employees of a joint venture in which Arqit has a financial interest (such a joint venture is referred to as a “Related Company”) and (2) all consultants or contractors to Arqit or a Related Company, are subject to the prohibitions set forth in this Insider Trading Policy.

Each person listed above as subject to the Policy is referred to as a “Covered Person”.

The restrictions imposed by the Policy apply to trading in any Arqit securities, as well as any instrument that derives its value from the price of Arqit securities, including but not limited to, puts, calls, warrants, options and convertible securities whether or not issued by Arqit (a “Derivative Security”), subject to the qualification, as provided in Section 4 of this Policy, that all Covered Persons are prohibited from engaging in certain types of transactions, including short sales of (and economically equivalent transactions relating to) Arqit securities. The restrictions imposed by the Policy also apply to trades in securities of any Related Company and any other company about which any Covered Person learns material, nonpublic information in the course of performing his or her duties for Arqit, such as securities of any company with which Arqit may be entering into or negotiating major transactions, and Derivative Securities of any of the foregoing securities.

2.Additional Persons Subject to this Policy

Each of the policies and procedures under the Policy that is binding on a Covered Person also applies to the Associates of such Covered Person (i.e., any reference to a Covered Person’s obligations under this Policy also relates to his or her Associates). “Associates” consist of:

(i)	anyone, whether a Family Member or not, who resides in the household as a Covered Person;
(ii)	any Family Member who does not live in the household of a Restricted Person but whose transactions in Arqit securities or Derivative Securities are directed by or subject to the influence or control of a Covered Person (such as parents or children who consult with a Covered Person before they trade in Arqit securities or Derivative Securities).

“Family Members” consist of the following persons: any child, stepchild, grandchild, parent, stepparent, grandparent, spouse (or comparable co-habitation relationship), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law, in each case including adoptive relationships.

This Policy applies to any entities that a Covered Person controls, including any controlled corporations, partnerships or trusts, and transactions by such entities should be treated for the purposes of this Policy as if they were for the account of the Covered Person, unless the entity engages in the investment of securities in the ordinary course of its business (e.g., an investment fund or partnership) and confirms to the reasonable satisfaction of the Compliance Officer that it has established its own policies and procedures for compliance with insider trading restrictions under applicable securities laws.

Situations may exist where a Covered Person has a record ownership of or beneficial interest in securities, but has no responsibility for investment decisions, such as, for example, where the investment decisions have been delegated to an investment adviser. In such cases, this Policy is not intended to proscribe dealings in securities so long as the Covered Person has neither discussed the merits of the investment with, nor provided inside information to, the person or persons having the decision-making investment responsibility. Similarly, this Policy does not proscribe the purchase, sale or holding of an interest in a publicly traded mutual fund, even if the fund holds or trades in Arqit securities or Derivative Securities.

For the avoidance of doubt, even if it is not explicitly stated so in the various sections of this Policy, all prohibitions, policies and procedures detailed in this Policy apply to each Covered Person, as well as to his or her Associates and all persons and entities listed in this Section 2. Each Covered Person is responsible for making sure that any Associate or other person/entity listed in this Section 2 that is subject to this Policy complies with it.

3.General Insider Trading Prohibition

Any Covered Person who possesses knowledge of any “material information” concerning Arqit that has not been disclosed to the public is prohibited from (i) trading in Arqit securities or Derivative Securities, (ii) advising others to trade or to refrain from trading in Arqit securities or Derivative Securities, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade or to refrain from trading in Arqit securities or Derivative Securities. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.

Any Covered Person who obtains, in the course of his or her employment with or engagement by Arqit, knowledge of any “material information” concerning any other company that has not been disclosed to the public is prohibited from (i) trading in securities of such other company or Derivative Securities of such other company, (ii) advising others to trade in securities of such other company or Derivative Securities of such other company, or (iii) disclosing the material information to any other person for the purpose of enabling such person to trade in securities of such other company or Derivative Securities of such other company. These restrictions remain in effect until the information is fully disclosed to the public or until the information, although not disclosed, ceases to be material.

For the avoidance of doubt, even if it is not explicitly stated so in the various sections of this Policy, all prohibitions, policies and procedures detailed in this Policy (except for Sections 4 through 7 which relate to Arqit only) apply to securities of any other company about which a Covered Person learns material, nonpublic information in the course of performing his or her duties for Arqit.

For purposes of insider trading liability, it does not matter that delaying the transaction until the material, nonpublic information is disclosed or ceases to be material might cause the Covered Person or an Associate of a Covered Person to incur a financial loss, or whether there is some independent reason for the transaction (such as the need to raise money for an emergency expenditure). In addition, except in the limited circumstances discussed below (see “Approved Trading Plans”), it does not matter that a Covered Person or an Associate of a Covered Person may have decided to engage in a transaction before learning of the undisclosed material information. Further, it also is irrelevant that publicly disclosed information about Arqit, a Related Company or any other applicable company would, without consideration of the undisclosed material information, provide a substantial basis for engaging in the transaction. The federal securities laws do not recognize any such mitigating circumstances and further, even the appearance of an improper transaction must be avoided to preserve Arqit’s reputation for adhering to the highest standards of conduct.

Material Information

In general, information is considered material as it relates to any company if there is a substantial likelihood that a reasonable investor would consider the information important in making a decision to buy, hold or sell securities of such company. While this standard is not always easy to apply, any information that could be expected to affect the price of a company’s ordinary shares (or any other securities that derives its value from such securities), whether positive or negative, should be considered material. Some examples of information that is almost always regarded as material include: significant transactions such as pending or proposed mergers, tender offers, acquisitions or dispositions; financial forecasts (especially earnings estimates); corporate restructurings; regulatory rulings; unanticipated changes in the level of sales, earnings or expenses or earnings that are not consistent with the consensus expectations of the investment community; material changes to previously filed financial statements; credit rating changes; stock splits; stock dividends; equity or debt offerings; management changes; entry into or loss of a substantial contract not in the ordinary course of business; impending bankruptcy or the existence of severe liquidity problems; and similar matters.

Any Covered Person who has questions as to the materiality of any nonpublic information is advised to contact the Compliance Officer for guidance. When in doubt as to the materiality of any nonpublic information, Covered Persons should refrain from trading.

Public Disclosure

Disclosure of material information to the public generally means the disclosure of the information in a filing with the Securities and Exchange Commission (the “SEC”) (such as Arqit’s annual report on Form 20-F or current reports on Form 6-K) or otherwise released broadly to the marketplace making it generally available to investors (such as by a press release or a Regulation FD-compliant conference call). More limited dissemination of the information, such as in a company communication to employees (even if it is to all employees generally) does not qualify as public disclosure. To ensure adequate disclosure, two full trading days should be permitted following public disclosure to allow the securities markets an opportunity to digest the news.

Tipping

Covered Persons who cannot trade in Arqit securities, securities of any other company, or Derivative Securities, by reason of the possession of material, nonpublic information also may not either (i) disclose such information to any other person for the purpose of allowing the other person to trade in the above securities or (ii) provide trading advice with respect to the above securities (even though the nonpublic information that provides the basis for the advice is not disclosed to the person). Any such disclosure or trading advice constitutes a violation of the federal securities laws (referred to as “tipping”) and can result in liability for both the tipper and the tippee, as well as for Arqit and supervisory personnel.

4.Blackout Periods

Covered Persons are prohibited from trading in Arqit securities or Derivative Securities during blackout periods, regardless of whether they actually possess material nonpublic information.

Semi-Annual Blackout Periods

There are two regular blackout periods with respect to trading per year (each, a “Semi-Annual Blackout Period”). The first Semi-Annual Blackout Period begins at 12:01 a.m. Eastern Time two weeks before the 1st day of the seventh month of Arqit’s fiscal year (i.e. 12:01 a.m. Eastern time on each March 16) and ends at 11:59 p.m. Eastern time after the close of trading on the second full trading day following the public dissemination by Arqit of its half-yearly financial results by press release to the national wire services or by making a filing with the SEC. The second Semi-Annual Blackout Period begins at 12:01 a.m. Eastern Time two weeks before the 1st day of the first month of Arqit’s next fiscal year (i.e. 12:01 a.m. Eastern time on each September 16) and ends at 11:59 p.m. Eastern time after the close of trading on the second full trading day following the public dissemination by Arqit of its annual financial results by press release to the national wire services or by making a filing with the SEC.

Covered Persons are prohibited from trading in Arqit securities or Derivative Securities during Semi-Annual Blackout Periods.

Designated Blackout Periods

Any Covered Person, at any time and from time to time, may be informed by the Compliance Officer that he or she, and his or her Associates, are subject to a designated blackout period due to such person’s involvement in or knowledge of a particular matter (a “Designated Blackout Period”, and together with a Semi-Annual Blackout Period, a “Blackout Period”). Covered Persons so advised are prohibited from trading in Arqit securities or Derivative Securities until they receive further written notice from the Compliance Officer. The existence of a Designated Blackout Period will not be announced other than to those who are subject to it. Any Covered Person or their Associates made aware of the existence of a Designated Blackout Period should not disclose the existence of such blackout for any reason.

The safest period for trading in Arqit securities or Derivative Securities, assuming the absence of material, nonpublic information, generally is the first ten trading days following the end of a Blackout Period. This is because officers, directors and employees will, as any semi-annual financial period progresses, be increasingly likely to possess material, nonpublic information about the expected financial results for that semi-annual financial period.

It is important to keep in mind that, even if a Blackout Period is not in effect, the prohibition on trading on material, nonpublic information continues to apply at all times.

5.Approved Trading Plans

Transactions by Covered Persons and their Associates pursuant to a written trading plan (an “Approved Plan”) will not violate this Policy and are not subject to the Blackout Period restrictions or pre-approval procedures if the following conditions are met:

●the Approved Plan, any change or amendment thereof and trades thereunder must meet the requirements of Arqit’s guidelines for Rule 10b5-1 Plans (established by the Compliance Officer in consultation with Arqit’s outside counsel to the extent applicable).
●the Compliance Officer must approve the Approved Plan prior to it being executed;
●The Approved Plan must comply with the requirements of the Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “1934 Act”), including the following:
(i)	it must be a written, binding contract, instruction or plan entered into outside of a Blackout Period and at such time when the Covered Person is not in possession of material, nonpublic information;
(ii)	the Approved Plan must expressly specify the amounts, prices and dates of transactions (specifically or through a written formula, or a combination thereof) or confer discretionary authority on another person (who is not a Covered Person or Associate and otherwise is not in possession of material non-public information) to effect one or more purchase or sale transactions for the account of the instructing person;
(iii)	the instructing person may not exercise any subsequent influence over how, when or whether the transactions are effected; and
(iv)	the purchase or sale must occur pursuant to the Approved Plan.

The Compliance Officer will approve any Approved Plan that complies with the terms of this Section 5.

A contract, instruction or plan of the type described above will generally only be necessary for Covered Persons, and other persons, who routinely come into contact with material non-public information, and should not generally be necessary for other Covered Persons.

6.Short Term Speculation; Hedging Transactions; Restrictions on Pledges

Arqit considers it improper and inappropriate for any Covered Person or their Associates to engage in short-term or speculative transactions in Arqit securities or in other transactions in Arqit securities that may transfer the full risks and rewards of ownership over Arqit securities. Therefore, it is Arqit’s policy that Covered Persons and their Associates may not engage, in any of the following transactions:

●Publicly Traded Options. A transaction in options is, in effect, a bet on the short-term movement of Arqit shares and therefore creates the appearance of trading based on inside information. Transactions in options also may focus attention on short-term performance at the expense of long-term objectives. Accordingly, transactions in puts, calls or other Derivative Securities, on an exchange or in any other organized market, are prohibited. Option positions arising from certain types of hedging transactions are governed by the next paragraph below.
●Standing Orders. A standing order placed with a broker to sell or purchase Arqit shares at a specified price leaves the shareholder with no control over the timing of the transaction. A transaction pursuant to a standing order – which does not meet the standards of an Approved Plan – executed by the broker when the Covered Person is aware of material nonpublic information may result in unlawful insider trading. Accordingly, standing orders are prohibited during any Blackout Period and at any time that the Covered Person is aware of material, non-public information. Any pending standing order must be cancelled before the commencement of any Blackout Period.
●Hedging Transactions. Certain forms of hedging or monetization transactions allow Covered Persons to lock in much of the value of their Arqit securities, often in exchange for all or part of the potential for upside appreciation in the securities. These transactions allow the Covered Person to continue to own the covered Arqit security, but without the full risks and rewards of ownership. Such transactions may use methodologies or financial instruments including, but not limited to, short sales, puts, calls, collars, prepaid variable forward contracts and exchange funds. When that occurs, the Covered Person may no longer have the same objectives as Arqit’s other securityholders. Therefore, Covered Persons are prohibited from employing any such methodologies or using any such financial instruments with respect to a Arqit security absent prior written approval of the Compliance Officer. Any Covered Person that wishes to seek such approval must submit a request to the Compliance Officer at least two weeks prior to the proposed execution of documents related to such transaction.
●Margin Accounts and Pledges. A Covered Person may not hold Arqit securities in a margin account or pledge Arqit securities as collateral because a margin or foreclosure sale may occur when such Covered Person is aware of material nonpublic information or otherwise prohibited from trading in Arqit securities. Under certain circumstances an exception may be granted for a Covered Person to pledge Arqit securities as collateral for a loan (not including margin debt) where the Covered Person clearly demonstrates the financial capacity to repay the loan without resorting to the pledged securities. Any Covered Person that wishes to do so must submit a request for approval to the Compliance Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge and the Compliance Officer shall have absolute discretion over approving or rejecting such proposed pledge.
●Short Sales. Short sales of Arqit securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in Arqit or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve Arqit’s performance. For these reasons, short sales of Arqit securities are prohibited by the Policy. A short sale has occurred if the seller (i) does not own the securities sold or (ii) does own the securities sold, but does not deliver them within 20 days or place them in the mail within 5 days of the sale.

Any Covered Person who has questions as to whether a particular strategy would violate the Policy is advised to contact the Compliance Officer.

7.Application of the Policy to Specific Transactions

The provisions of the Policy apply to various investment decisions concerning Arqit securities made by a Covered Person in connection with Arqit’s equity incentive plans, as are in effect from time to time.

●Equity Incentive Plans. The Policy does not apply to the grant or the cash exercise of share options granted under Arqit’s equity incentive plans as in effect from time to time, and also would not apply to the delivery of shares to any entity administrating said plans on behalf of Arqit upon exercise of such options to the extent such transactions are permissible under the equity incentive plans. However, the delivery of Arqit shares to any third party in payment for the exercise price of a share option and/or for tax withholding, known as a “cashless” or “same-day sale” exercise, as well as any sale to a third party of Arqit shares acquired upon the exercise of a share option, is subject to the same restrictions that apply to any other sale of Arqit securities, including Pre-Trade Clearance. These restrictions also apply to any Associate who acquires a transferred stock option.

The Policy also does not apply to the vesting or delivery of restricted shares or restricted share units. The sale of Arqit shares acquired on the date of vesting or delivery of shares issued pursuant to such awards to any third party (including for tax withholding purposes) is subject to the same restrictions that apply to any other sale of Arqit securities, including Pre-Trade Clearance.

●Gifts. Gifts of Arqit securities or Derivative Securities during a Blackout Period may only be made with the prior written approval of the Compliance Officer. To the extent approval is granted, the recipient of a gift who is a Covered Person or an Associate of a Covered Person would be subject to the restrictions of this Policy in connection with any subsequent sale of the gifted securities.
●Employee Share Purchase Plan. This Policy does not apply to purchases of Arqit ordinary shares pursuant to any employee share purchase plan resulting from a Covered Person’s periodic contribution of money to such a plan pursuant to the election he or she made at the time of his or her enrollment in the plan. This Policy also does not apply to purchases of Arqit ordinary shares resulting from lump sum contributions to such a plan, provided that the Covered Person elected to participate by lump sum payment at the beginning of the applicable enrollment period. This Policy does apply, however, to a Covered Person’s election to participate in such a plan for any enrollment period, and to his or her sales of Arqit ordinary shares purchased pursuant to such a plan.

In addition, this Policy does not apply to any other transaction the specific facts of which are reviewed by the Compliance Officer and determined by the Compliance Officer to not constitute a violation of applicable insider trading law.

8.Post-Termination Transactions

The restrictions imposed by the Policy, including any Blackout Period then in effect, will continue to apply to a Covered Person and their Associates after the termination of his or her employment with or engagement by Arqit for such period of time as such Covered Person is aware of material, nonpublic information until that information has become public or is no longer material. If a Covered Person’s employment or engagement has ended within a Blackout Period, he or she shall be subject to the Blackout Period restrictions detailed above.

9.Reason for the Prohibition

Under the federal securities laws, it is unlawful for any director, officer or employee of, or any person otherwise associated with, a public company to trade, or to enable others to trade, in the securities of that company while in possession of material, nonpublic information. Violators may be subject to criminal prosecution and/or civil liability.

A criminal prosecution can result in a fine of up to $5 million (no matter how small the profit or even if there is a loss) and imprisonment for up to 20 years. Civil actions may be brought by a private plaintiff or the SEC. A person who has been found in a civil action brought by the SEC to have violated the prohibition on insider trading by purchasing or selling a security while in possession of material, nonpublic information, or by communicating such information to another person who engages in such trading, can be held liable for a penalty up to three times the profit gained, or the loss avoided, by the person who traded while in possession of material, nonpublic information. The SEC also has the authority to obtain a court order that bars a person who has engaged in insider trading from serving, either permanently or for a period of time, as a director or officer of a public company. There are no limits on the size of the transaction that can trigger insider trading liability. Relatively small trades have in the past occasioned civil and criminal investigations and lawsuits.

Insider trading also can generate significant adverse publicity and, as a result, cause a substantial loss of confidence in Arqit and its securities on the part of the public and the securities markets. This could have an adverse impact on the price of Arqit shares and other securities to the detriment of Arqit and its shareholders.

Remember, anyone scrutinizing your transactions in Arqit securities or Derivative Securities will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight.

10.Conclusion

Arqit will strictly enforce the prohibitions against insider trading and the additional restrictions and procedures set forth in this Policy. Any Covered Person, or their Associate, of Arqit or any Related Company who is uncertain regarding the applicability of the Policy is urged to contact the Compliance Officer prior to executing any sale or purchase transaction involving Arqit securities or Derivative Securities to determine if he or she may properly proceed. Any decision made by the Compliance Officer pursuant to this Policy shall be considered final, and the basis for a particular decision may not necessarily be disclosed by the Compliance Officer. Directors and officers of Arqit should be particularly careful, since avoiding the appearance of engaging in share transactions on the basis of material, nonpublic information can be as important as avoiding consummating a transaction actually based on such information.

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Adopted: August 30, 2021, amended October 25, 2021, amended December 12, 2022, amended July 19, 2023, amended March 10, 2025